[redacted]

MEDIASET

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RECEIVED

2009 APR -6 A 7:23

082-04575

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

09045778

C. a. Mr. Paul Dudek

Cologno Monzese, 31 march 2009

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of March.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

4/6

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INFORME COMPLEMENTARIO AL DE GESTION FORMULADO POR EL CONSEJO DE ADMINISTRACIÓN DE "GESTEVISIÓN TELECINCO, S.A."

En Madrid, a 25 de febrero de 2.009

INFORME COMPLEMENTARIO
EX ARTÍCULO 116 bis DE LA LEY DEL MERCADO DE VALORES

Primero.- Estructura del Capital Social.

El Capital Social de la Compañía asciende a 123.320.928,00 Euros y está representado por 246.641.856 acciones representadas mediante anotaciones en cuenta, de la misma clase y valor nominal de 0,50 Euros.

Las acciones de la Compañía cotizan en las Bolsas de Madrid, Barcelona, Bilbao y Valencia. El Código ISIN es ES0152503035.

Desde el 3 de enero de 2005 Gestevisión Telecinco, SA es una sociedad que cotiza en el IBEX 35.

Segundo.- Restricciones a la transmisibilidad de las acciones.

No existe ninguna limitación a la libre transmisibilidad de las acciones, excepto la establecida en el artículo 21 de la Ley 10/1988, de 3 de mayo, de Televisión Privada, según el cual:

"1. Toda persona física o jurídica que pretenda adquirir, directa o indirectamente, una participación significativa en el capital de una sociedad concesionaria deberá informar previamente de ello al Ministerio de Fomento, indicando el porcentaje de dicha participación, los términos y condiciones de la adquisición y el plazo máximo en el que pretenda realizar la operación. Se entenderá por participación significativa en una entidad concesionaria del servicio esencial de televisión aquella que alcance, de forma directa o indirecta, al menos el 5 por 100 del capital o de los derechos de voto vinculados a las acciones de la entidad.

2. También deberá informar previamente al Ministerio de Fomento, en los términos señalados en el apartado 1, quien pretenda incrementar, directa o indirectamente, su participación de tal forma que su porcentaje de capital o derechos de voto alcance o sobrepase alguno de los siguientes porcentajes: 5, 10, 15, 20, 25, 30, 35, 40 y 45 por 100.

3. El Ministerio de Fomento dispondrá de un plazo máximo de tres meses, a contar desde la fecha en que la información correspondiente haya tenido entrada en cualquiera de los registros del Departamento, para notificar la aceptación o, en su caso, la denegación de la adquisición pretendida. La denegación podrá fundarse en la falta de transparencia de la estructura del grupo al que eventualmente pueda pertenecer la entidad adquirente o en la existencia de vinculaciones entre la persona o entidad que pretenda la adquisición y otra entidad concesionaria del servicio esencial de televisión que puedan entrañar perturbación al principio de no concentración de medios que inspira la presente Ley.

4. La adquisición deberá consumarse en el plazo máximo de un mes a contar desde que se produzca la referida aceptación.

5. Lo dispuesto en este artículo se entiende sin perjuicio de la aplicación de las normas sobre participaciones significativas, contenidas en la Ley 24/1988, de 28 de julio, del Mercado de Valores.

6. Efectuada la adquisición sujeta al procedimiento de notificación previa regulado en este artículo, se comunicará por el adquirente al Ministerio de Fomento que instará su inscripción en el Registro Especial de Sociedades Concesionarias. Será igualmente obligatoria para que inste su inscripción registral, la comunicación por el transmitente al Ministerio de Fomento, de todo acto de transmisión de acciones de la sociedad concesionaria que determine que aquél minore uno de los porcentajes de participación recogidos en el apartado 2 precedente.

Las comunicaciones de la adquisición y de la transmisión a las que se refiere este apartado, habrán de realizarse en el plazo de un mes desde que se produzcan".

Tercero.- Participaciones significativas en el Capital social.

En tanto en cuanto las acciones de Telecinco están representadas mediante anotaciones en cuenta y, por lo tanto, el registro de los accionistas está a cargo de una entidad ajena a la sociedad, no es posible detallar la estructura de la propiedad, sino tan sólo indicar aquellas participaciones que se consideran legalmente como significativas, que a la fecha de emisión de este Informe eran las siguientes:

Denominación	% Directo	% Indirecto	% Total	F. Registro Entrada CNMV
BERLUSCONI ,SILVIO	0,000	50,135	50,135	27/01/2006
MEDIASET INVESTIMENTI S.P.A.	50,135	0,000	50,135	27/01/2006
VOCENTO, S.A.	5,080	0,000	5,080	13/01/2009
TWEEDY BROWNE COMPANY LLC	0,000	5,291	5,291	06/10/2008
TWEEDY BROWNE GLOBAL VALUE FUND	3,150	0,000	3,150	02/10/2008
FIDELITY INTERNATIONAL LIMITED	0'000	1'011	1'011	12/12/2008
HARRIS ASSOCIATES L.P.	0,000	4,708	4,708	14/10/2008

Cuarto.- Restricciones en el derecho de voto.

No existen restricciones legales ni estatutarias al ejercicio de los derechos de voto. Cada acción da derecho a un voto.

Quinto.- Pactos para sociales.

No existen pactos parasociales en vigor.

Sexto.- Normas aplicables al nombramiento y sustitución de los miembros del órgano de administración y a la modificación de los estatutos de la sociedad.

A. Normas aplicables al nombramiento y sustitución de los Consejeros.

Artículo 41 de los Estatutos Sociales:

1. Los consejeros serán nombrados por acuerdo de la Junta general, adoptado con los requisitos establecidos en el artículo 102 de la Ley de Sociedades Anónimas.

2. No obstante lo anterior, queda a salvo la designación de consejeros mediante el sistema proporcional al que se refiere el artículo 137 de la Ley de Sociedades Anónimas.

3. Si durante el plazo para el que fueron nombrados los consejeros se produjesen vacantes, el Consejo podrá designar entre los accionistas las personas que hayan de ocuparlas hasta que se reúna la primera Junta general.

Artículo 54 de los estatutos Sociales:

1. El consejero será nombrado por un plazo de cinco años, pudiendo ser reelegido una o más veces por períodos de igual duración. Vencido el plazo, el nombramiento caducará, una vez se haya celebrado la siguiente Junta general o haya concluido el término legal para la convocatoria de la Junta general ordinaria.

2. El nombramiento de los consejeros designados por cooptación se entenderá efectuado y estos ejercerán su cargo hasta la fecha de reunión de la primera Junta general, inclusive, sin perjuicio de la facultad de ratificación que tiene la Junta general.

3. Los consejeros independientes podrán ejercer su cargo por un plazo máximo de doce (12) años, no pudiendo ser reelegidos transcurrido dicho plazo, salvo Informe motivado favorable por parte de la Comisión de Nombramientos y Retribuciones.

Artículo 55.- Cese de los consejeros

1. Los consejeros cesarán en su cargo cuando lo decida la Junta general, cuando notifiquen su renuncia o dimisión a la Sociedad y cuando haya transcurrido el período para el que fueron nombrados. En este último caso, el cese será efectivo el día en que se reúna la primera Junta general.

2. Los consejeros deberán poner su cargo a disposición del Consejo de Administración y formalizar, si éste lo considera conveniente, la correspondiente dimisión en los siguientes casos: (a) cuando alcancen la edad de 70 años; (b) cuando cesen en los puestos ejecutivos a los que estuviere asociado su nombramiento como consejero; (c) cuando se vean incursos en alguno de los supuestos de incompatibilidad o prohibición aplicables; (d) cuando resulten gravemente amonestados por la Comisión de Nombramientos y Retribuciones por haber infringido sus obligaciones como consejeros; y (e) cuando su permanencia en el Consejo pueda poner en riesgo los intereses de la Sociedad o afectar negativamente al crédito y reputación de la misma o cuando desaparezcan las razones por las que fueron nombrados (por ejemplo cuando un consejero dominical se deshace de su participación en la compañía).

3. Cuando un consejero cese voluntariamente en su cargo antes de finalizado el mandato deberá remitir a todos los miembros del Consejo de Administración una carta en las que explique las razones de su cese. Asimismo, la Sociedad deberá comunicar dicho cese a la Comisión Nacional del Mercado de Valores como hecho relevante y explicar los motivos del cese en el Informe Anual sobre Gobierno Corporativo.

B. Normas aplicables a la modificación de los estatutos de la Sociedad.

Artículo 34.- Adopción de acuerdos.

1. La Junta general, ordinaria o extraordinaria, adoptará sus acuerdos con las mayorías exigidas por la Ley de Sociedades Anónimas. Cada acción con derecho a voto presente o representada en la Junta general dará derecho a un voto.

2. La mayoría necesaria para aprobar un acuerdo requerirá el voto favorable de la mitad más uno de las acciones con derecho a voto presentes o representadas en la Junta general. Quedan a salvo los supuestos en que la Ley o estos Estatutos Sociales estipulen una mayoría superior.

Séptimo.- Poderes de los miembros del Consejo de Administración y, en particular, los relativos a la posibilidad de emitir o recomprar acciones.

Las normas a este respecto se encuentran, en primer lugar, en los Estatutos de la Compañía y, en segundo lugar, en su Reglamento Interno de Conducta.

A. En cuanto los Estatutos Sociales, el artículo 37 regula las facultades de administración y supervisión, disponiendo lo siguiente:

1. Salvo en las materias reservadas a la competencia de la Junta general, el Consejo de Administración es el máximo órgano de decisión de la Sociedad.

2. El Consejo de Administración dispone de todas las competencias necesarias para administrar la Sociedad. No obstante, por regla general confiará la gestión de los negocios ordinarios de la Sociedad a los órganos delegados y al equipo de dirección, y concentrará su actividad en la determinación de la estrategia general de la Sociedad y en la función general de supervisión. En todo caso, habrá de reservarse para su exclusiva competencia, sin posibilidad de delegación, las decisiones relativas a las siguientes materias:

a) Formulación de las cuentas anuales, del informe de gestión y de la propuesta de aplicación del resultado, así como las cuentas y el informe de gestión consolidados.

b) Nombramiento de consejeros por cooptación y elevación de propuestas a la Junta General relativas al nombramiento, ratificación, reelección o cese de consejeros.

c) Designación y renovación de los cargos internos del Consejo de Administración y de los miembros de las Comisiones.

d) Fijación de la retribución de los miembros del Consejo de Administración, a propuesta de la Comisión de Nombramientos y Retribuciones.

e) Pago de dividendos a cuenta.

f) Pronunciamiento sobre toda oferta pública de adquisición que se formule sobre valores emitidos por la Sociedad.

g) Aprobación y modificación del Reglamento del Consejo de Administración que regule su organización y funcionamiento internos.

h) Formulación del Informe Anual de Gobierno Corporativo.

i) Ejercicio de las potestades delegadas por la Junta general cuando no esté prevista la facultad de sustitución y ejercer cualesquiera funciones que la Junta

General le haya encomendado.

j) Celebración de cualquier contrato o establecimiento de cualquier relación jurídica entre la Sociedad y un accionista (o sociedad perteneciente al mismo grupo del accionista) que posea una participación superior al cinco por ciento, que tenga un importe superior a 13.000.000 de euros.

k) Celebración de cualquier contrato o establecimiento de cualquier relación jurídica entre la Sociedad y un tercero cuyo valor sea superior a 80.000.000 de euros.

l) Aprobación de los presupuestos anuales y, en su caso, del plan estratégico.

m) Supervisión de la política de inversiones y financiación.

n) Supervisión de la estructura societaria del Grupo Telecinco.

o) Aprobación de la política de Gobierno Corporativo.

p) Supervisión de la política de Responsabilidad Social Corporativa.

q) Aprobación de la política retributiva de los Consejeros Ejecutivos por sus funciones ejecutivas y principales condiciones que deben respetar sus contratos.

r) Evaluación del desempeño de los Consejeros Ejecutivos de la Sociedad.

s) Seguimiento, previo informe de la Comisión de Auditoría y Cumplimiento, de la política de control y gestión de riesgos, así como de los sistemas internos de información y control.

t) Aprobación de la política de autocartera de la Sociedad.

u) Ser informado sobre el cese y nombramiento de los altos directivos, así como de sus condiciones de contratación.

v) Aprobación, a propuesta de la Comisión de Auditoría y Cumplimiento, de la información financiera que debe publicar la sociedad periódicamente.

w) Aprobación de la creación o adquisición de participaciones en entidades de propósito especial o domiciliadas en países o territorios que tengan la consideración de paraísos fiscales, así como cualquier transacción u operación de naturaleza análoga que, por su complejidad, pudiera menoscabar la transparencia del Grupo.

x) Autorización, previo informe favorable de la Comisión de Auditoría y Cumplimiento, de las operaciones vinculadas que Telecinco realice con los

consejeros o con personas vinculadas a ellos o a accionistas significativos, exceptuando aquellas que cumplan con las siguientes condiciones: (i) se apliquen en masa a un grupo de clientes y se apliquen en virtud de condiciones estandarizadas, (ii) se realicen a precios establecidos con carácter general por el proveedor del servicio o en condiciones de mercado, (iii) que su cuantía no supere el 1% de los ingresos anuales de Telecinco. Los consejeros afectados por las operaciones vinculadas que por sus características se sometan a votación del Consejo de Administración no asistirán a la reunión no pudiendo ejercer ni delegar su derecho de voto.

y) Cualquier otro asunto que el Reglamento del Consejo de Administración reserve al conocimiento del órgano en pleno.

Las facultades inherentes al Consejo de Administración, salvo aquéllas legal o estatutariamente indelegables, las ostenta la Comisión Ejecutiva y dos consejeros delegados solidarios, D. Paolo Vasile y D. Giuseppe Tringali.

B. En cuanto al Reglamento Interno de Conducta (RIC) de "Gestevisión Telecinco, S.A." y su Grupo de Sociedades en su actuación en los Mercados de Valores, es el apartado 9 el que establece las normas aplicables en relación con las operaciones de autocartera, disponiendo al efecto cuanto sigue:.

9.1. *Delimitación de las operaciones de autocartera sometidas al RIC*

Se entenderá por operaciones de autocartera las que se realicen sobre acciones emitidas por entidades del Grupo Telecinco e instrumentos derivados cuyo subyacente sean dichas acciones.

Las operaciones podrán realizarse:

(i) Directamente por la Sociedad u otras entidades del Grupo Telecinco.

(ii) Indirectamente, a través de terceros con mandato expreso o tácito.

(iii) Por terceros que, sin haber recibido mandato, actúen con los mismos objetivos.

9.2. *Política en materia de autocartera*

Dentro del ámbito de la autorización concedida por la Junta General, corresponde al Consejo de Administración de la Sociedad la determinación de planes específicos de adquisición o enajenación de acciones propias.

9.3. *Principios generales de actuación en las operaciones de autocartera*

La gestión de la autocartera se ajustará a los siguientes principios de actuación:

9.3.1. Cumplimiento de la normativa

Todas las Personas Afectadas tienen la obligación de conocer y cumplir la normativa y procedimientos internos que resulten aplicables.

9.3.2. Finalidad

Las operaciones de autocartera tendrán por finalidad primordial facilitar a los inversores unos volúmenes adecuados de liquidez y profundidad de los valores y minimizar los posibles desequilibrios temporales que pueda haber entre oferta y demanda en el mercado. En ningún caso las operaciones responderán a un propósito de intervención en el libre proceso de formación de precios.

9.3.3. Transparencia

Se velará por la transparencia en las relaciones con los supervisores y los organismos rectores de los mercados en relación con las operaciones de autocartera.

9.3.4. No uso de Información Privilegiada

No podrán realizarse, bajo ningún concepto, las operaciones de autocartera por personas que hayan tenido acceso a Información Privilegiada sobre los Valores e Instrumentos Afectados.

9.3.5. Neutralidad en la formación del precio

La actuación debe ser neutral y, en ningún caso, se pueden mantener posiciones dominantes en el mercado.

9.3.6. Intermediario

Las compañías integradas en el Grupo Telecinco canalizarán todas sus operaciones sobre acciones de la Sociedad a través de un número limitado de miembros del mercado. Antes del inicio de cualquier negociación, la Sociedad comunicará a la CNMV, con el carácter de información confidencial, el miembro designado, informando con igual carácter toda sustitución del mismo. Si se firmase un contrato regulador de la operativa con autocartera con algún miembro del mercado, se remitirá confidencialmente una copia del mismo la CNMV y a las Sociedades Rectoras.

9.3.7. Contraparte

Las compañías integradas en el Grupo Telecinco se abstendrán de realizar operaciones de compra y venta de acciones de la Sociedad en las que la contraparte sea alguna de las siguientes personas o entidades: (i) sociedades del Grupo Telecinco, (ii) sus consejeros, (iii) sus accionistas significativos o (iv) personas interpuestas de cualquiera de las anteriores. Igualmente, las sociedades integradas en el Grupo Telecinco no mantendrán simultáneamente órdenes de compra y de venta sobre acciones de la Sociedad.

9.3.8. Limitación

Durante los procesos de ofertas públicas de venta o de ofertas públicas de adquisición sobre las acciones de la Sociedad, procesos de fusión u otras operaciones corporativas similares, no se llevarán a cabo transacciones sobre las mismas, salvo que lo contrario se prevea expresamente en el folleto de la operación de que se trate. Asimismo, la Sociedad se abstendrá de efectuar

operaciones de autocartera durante los periodos cerrados a que se refiere el artículo 4.3.4 del presente RIC.

9.3.9. Modificación

En caso de urgente necesidad para la debida protección de los intereses del Grupo Telecinco y sus accionistas, el Consejero Delegado o la DCN podrán acordar temporalmente una modificación o la suspensión de la aplicación de las normas anteriores, de lo que deberán informar al Consejo de Administración y a la CNMV.

9.4. *Planes de opciones*

Sin perjuicio de lo anterior, las reglas contenidas en los artículos 9.1 a 9.3 del presente Código no serán de aplicación respecto de las operaciones de adquisición de acciones propias de la Sociedad para su posterior transmisión a los beneficiarios de planes de opciones sobre las acciones de la Sociedad (*"Stock Option Plans"*) aprobados por el Consejo de Administración, ni a las demás operaciones sobre acciones propias que efectúe la Sociedad en el marco de un programa de recompra de acciones. Tales operaciones se realizarán atendiendo a las particulares características de este tipo de operaciones, en la forma y con las peculiaridades establecidas por el Consejo de Administración al aprobar dichos planes, que observarán las condiciones contenidas en las disposiciones de desarrollo de lo previsto en el artículo 81.4 de la LMV.

9.5. *Designación y funciones del Departamento encargado de la gestión de la autocartera*

Se designa al Departamento de Dirección General de Gestión como encargado de la gestión de la autocartera.

9.5.1. Compromiso especial de confidencialidad

Las personas que formen parte del Departamento de Dirección General de Gestión deberán asumir un compromiso especial de confidencialidad en relación con la estrategia y operaciones sobre autocartera.

9.5.2. Funciones

El Departamento estará encargado de:

(i) Gestionar la autocartera según los principios generales establecidos en el presente RIC y aquéllos que determinen los órganos de gobierno del Grupo Telecinco.

(ii) Vigilar la evolución de los valores del Grupo Telecinco, debiendo informar a la DCN de cualquier variación significativa en la cotización que, en términos razonables, no pueda ser atribuida a los movimientos del mercado.

(iii) Mantener un archivo de todas las operaciones ordenadas y realizadas para las operaciones de autocartera a disposición de la DCN y del Consejo de Administración o personas que éste designe.

(iv) Establecer las relaciones con las entidades supervisoras que sean necesarias para el adecuado desarrollo de lo establecido en este RIC.

(v) Elaborar un informe trimestral o, siempre que sea requerido para ello, sobre las actividades del departamento.

(vi) Informar a la DCN de cualquier incidencia significativa que se produzca en la gestión de la autocartera.

Octavo.- Acuerdos significativos que dependan del cambio de control de la Sociedad.

No existe ningún acuerdo significativo que esté sujeto al cambio de control de la compañía.

Noveno.- Acuerdos de la Sociedad con sus cargos de administración y dirección que prevean indemnizaciones especiales.

A continuación se indican los únicos supuestos en los que existe un régimen indemnizatorio especial en el seno del Consejo de Administración o el cuerpo directivo de la Compañía.

Cargo	Cláusula, Garantía o Blindaje
Director General	Extinción del contrato a instancia de la empresa (salvo despido procedente): (sustituyendo la indemnización legal que corresponda, salvo que ésta sea superior) Rescisión 24/04/02 a 31/12/07: 24 meses salario Rescisión 2008 a 2011: 18 meses salario Rescisión siguientes años: 12 meses de salario
Director General	Régimen indemnizatorio: a) Extinción por baja voluntaria: devengo por año: salario fijo año+bonus año/13,5, siendo la compensación total la suma de los años de trabajo. b) Despido procedente o improcedente: indemnización legal + indemnización punto a)
Director General	Extinción del contrato por causa imputable a la empresa ò bien suspensión, modificación o limitación por parte de la empresa de sus funciones, percibirá la mayor indemnización de las siguientes opciones: A) Indemnización que parte de 1.020.000 Euros, decreciendo mensualmente en 34.000 Euros, durante los 30 meses siguientes a la firma (30/01/2006) hasta quedar a cero. B) Indemnización igual a 12 meses de salario vigente.
Director General	Extinción del contrato a instancia de la empresa (salvo despido declarado procedente): · Años de servicio del período comprendido entre el 22/01/01 y el 31/12/04: 7 días de salario por año con el límite de 6 mensualidades, ó de 20 días de salario con el límite de doce mensualidades, dependiendo de la causa de rescisión. · Años de servicio desde el 01/12/05: 45 días de salario por año con el límite de 12 mensualidades. La base salarial para el cálculo estará constituida por el salario fijo más salario variable (con un mínimo de 30.000 Euros por este concepto).

Director de División	Extinción del contrato a instancia de la empresa (salvo despido procedente): Indemnización consistente en una anualidad de la retribución bruta de carácter fijo más la indemnización legal que corresponda.
Director	Extinción del contrato por causa imputable a la empresa (salvo despido declarado procedente): 18 mensualidades de salario fijo (incluye indemnización legal correspondiente).

Madrid, a 25 de febrero de 2009.

GRUPPO MEDIASET MEDIASET

PRESS RELEASE

Mediaset Board Meeting 17 March 2009

APPROVAL FOR 2008 RESULTS

Consolidated results

Net revenues: €4,251.8 million
Operating profit: €984.6 million
Net profit: €459.0 million
Proposed dividend of €0.38 per share

Italy
Net revenues: +9.0%
Net profit: +14.3%

Ratings: Mediaset confirms leadership in the 15-64-year-old audience
Canale 5 Italy's most popular channel
Mediaset Premium: revenues + 78.7%

Spain
Operating profitability: 39.4%
Ratings: Telecinco Spain's leading channel

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the annual report for 2008 of Mediaset SpA and the consolidated annual report of the Mediaset Group for the year ended 31 December 2008.

MEDIASET GROUP: CONSOLIDATED RESULTS

- **The consolidated net revenues** of the Mediaset Group **grew by 4.2%** to reach **€4,251.8 million**, compared with the €4,082.1 million of 2007.
- The group's **EBIT** amounted to **€984.6 million,** compared with €1,149.0 million in the previous year. This change was principally due to a reduction in gross advertising revenues in Spain and the one-off effect of the extraordinary and non-recurring income in Italy (worth €23 million) in 2007.

GRUPPO MEDIASET
MEDIASET

- **Operating profitability** was equal to **23.2%,** compared with 28.1% in 2007 and is one of the best performances among continental broadcasters.

- **net profit** attributable to the Group, after taxation, came to **€459.0 million** (€506.8 million in 2007). This result was affected by a writedown in goodwill, of around €45.2 million, by Edam (the parent company of Endemol).

- the Group's **consolidated net financial position** went from -€1,208.8 million at 31 December 2007 to **-€1,371.7 million** at 31 December 2008.

- During the period **the group's net cash generation** came to **€672.2 million**, up from the €666.7 million of the previous year.

It should be noted that on 26 September 2008 operations were concluded for the creation of a joint venture that brings together Medusa Film, Italy's leading film producer, and Taodue, Italy's leading producer of high quality television drama.

A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- **Consolidated net revenues** in 2008 came to **€3,271.0 million**, an increase of **9.0%** on the previous year (€3,002.1 million). The increase is the result of a positive contribution by Publitalia, increased revenues generated by the activities of Mediaset Premium, network operator activities and the consolidation of the revenues of the Medusa Group.

- **Gross advertising revenues** came to **€2,881.1 million**, in line with the figure for 2007 (€2,880.6 million). This result was ahead of the market of reference, which in 2008 recorded a fall of 2.8% (excluding the contribution of Publitalia the fall would be of 4.3%).

- **Mediaset Premium** generated revenues of **€403.7 million, an increase of 78.7%** on the €225.9 million of 2007. As of 31 December 2008, active cards amounted to around **2.9 million**, compared with 2.1 million in the previous year.

- **EBIT** came to **€597.7 million**, compared with €663.8 million in 2007.

- **Total television costs** saw a very slight increase of 0.8%, well below the inflation rate for the year.

- **Net profit** came to **€378.1 million**, an increase of 14.3% on the €330.8 million of 2007, thanks also to a reduction in the tax rate.

Ratings: in 2008 Mediaset channels confirmed their national leadership across all time bands among viewers in the 15 to 64 year-old age range (the commercial target): Mediaset recorded ratings of **41.7% both in prime time and across the 24-hours.**
Canale 5 is Italy's most popular channel in the commercial target with a **22.7% share in prime time** and **21.9% across the 24-hours.**

GRUPPO MEDIASET MEDIASET

Spain

- During 2008 the **consolidated net revenues** generated by the Telecinco Group came to **€981.9 million** compared with €1,081.6 million in 2007 (-9.2%). This result was markedly affected by the unfavourable economic and financial situation at both national and international level.
- **EBIT** for the period, also thanks to careful cost controls (-0.2%), came to **€386.9** million, compared with €485.3 million in 2007.
- **Operating profitability,** at **39.4%**, remained one of the highest among European broadcasters.
- **Pre-tax profit** came to **€207.6 million,** compared with the €487.4 million of the previous year.
- **Net profit** amounted to **€211.3 million,** compared with €353.1 million in 2007.
- **Ratings:** Telecinco consolidated its position as Spain's most popular channel with a **20.0% share in prime time** and **19.6% across the 24-hours.**

RESULTS OF THE PARENT COMPANY: MEDIASET S.p.A.

The parent company Mediaset S.p.A. ended the year 2008 with a net profit of **€342.5 million**, compared with the €481.6 million of 2007.

DIVIDEND PROPOSAL

The Board of Directors agreed to propose to the Company's Annual General Meeting, to be held on April 21, on first calling, or, if necessary, on second calling, on April 22 2009, a **dividend of €0.38 per share.**
The dividend will be payable from 21 May 2009, with coupons detachment from 18 May 2009 (Coupon N°. 13).

FORECAST FOR THE YEAR

In the first two months of the year gross advertising revenues, both in Italy and Spain, saw a marked fall compared with the same period of the previous year due to a widespread worsening of general economic conditions in the current recessionary phase.

Such conditions make it extremely difficult to make reliable forecasts about the evolution of the economic scenario in the coming months. It is, however, reasonable to presume that consolidated advertising revenues will, on an annual basis, be down on the previous year. The operating and net profit of the Group could, therefore, be lower than the figures for 2008.

GRUPPO MEDIASET MEDIASET

Available market data, up to the end of January 2009, show a fall in sales of Publitalia of 12%. The figure for February, meanwhile, is expected to be in line with that of January.

In this general context, the Group confirms its objective of consolidating its "core" markets and market share. While maintaining a strict control on cost and television investments, the company will continue to support its development projects, mainly in Italy, in the pay-TV sector and in preparation for the switch to digital terrestrial.

STOCK OPTION PLAN

Following a proposal by the Remuneration Committee, the Board of Directors has defined a stock option plan for the three-year period 2009-2011, which foresees the allocation of free personal non-transferable and non-*inter vivos* options, for the acquisition of a corresponding number of Mediaset's ordinary shares, with regular entitlement, on the attainment of the performance objectives to be defined by the Board of Directors.
The Plan is aimed at directors and employees (executives, journalists, section heads and similar) of the company and collaborators of Mediaset and its subsidiaries. Those eligible will be identified by the Board of Directors, after the plan has been approved by the Annual General Meeting of the Shareholders, from among the key people with roles that have a determining impact on the attainment of the Group's strategic results. The aim of the plan is to provide incentives to the assignees in their efforts to achieve the Mediaset Group's objectives, and thus encourage the creation of value for the company itself and its shareholders.
The total maximum number of shares to be allocated may not exceed, as for the previous three-year period, 1% of the company's share capital on the date of the approval of the Regulations for the Stock Option Plan by the Board of Directors, an approval to be held, following the proposal of the Remuneration Committee, after the AGM.
A Document outlining the characteristics of the Plan will be made public at leat 15 days before the Annual General Meeting of the Shareholders.
Decisions concerning the implementation of the plan will be made public as per the provisions of Art 84-bis, para 5, a), of the Issuers' Regulations.

SHARE BUY BACKS

The Board of Directors of Mediaset will ask the forthcoming AGM to renew authorisation to effect share buy backs in order to pursue, in the interests of the company, the aims foreseen by relevant regulations, including:

a) the availability of shares to be sold to employees of the company, its subsidiaries and holding, as part of the Stock Option Plan for 2003-2005, 2006-2008 and 2009-2011;
b) to conduct operations for trading, coverage or arbitrage purposes.
c) conduct investment operations in liquidity.

The Board of Directors has agreed that it will not ask the shareholders for the cancellation of shares in the portfolio given that the total does not amount to 10% of the share capital

Buy back operations will be conducted in accordance with Artt. 2357 ff. of the Civil Code, Art. 132 of D. Lgs. 58/98, Art. 144-bis of the Consob Regulations implementing the legislative decree of 24 February 1998, n. 58, regarding the regulation of issuers and all other applicable norms, including those of the Directive 2003/6 and relative national and European norms.

GRUPPO MEDIASET MEDIASET

The company's current share capital of €614,238,333.28, is divided into 1,181,227,564 ordinary shares and, on 17 March 2009 the company had in its portfolio. 44,825,500 shares, corresponding to 3.79% of the share capital; Mediaset's subsidiary companies do not hold shares in the parent company.

The proposal foresees the attribution to the Board of Directors of the power to buy, also through options trading or financial instruments and derivatives of Mediaset stock, up to a maximum of 118,122,756 and, in any case, within the legal limit, of ordinary company shares with a nominal value of €0.52 each (equal to 10% of the company's share capital), in one or more operations, up until the approval of the Company's Annual Report for the year ended 31 December 2008, and, in any case, for a period of not more than 18 months from the date of Shareholders' approval. The above sum is guaranteed by existing reserves from the last approved balance sheet.

Buy back operations will follow the following procedure:

i) buy backs destined to facilitate the Stock Option Plans for 2003/2005, 2006/2008 and 2009/2011, must be made on the listing Stock Exchange according to the procedures foreseen by Art 144- *bis* b) and c) of the Regulations for Issuers at a price that is not greater than the reference price of the stock on the day prior to each single operation and not less than 20% less than the price recorded by the stock on the day prior to each single operation.

ii) any other eventual buy backs must be made on the listing Stock Exchange according to the procedures foreseen by Art 144- *bis* b) and c) of the Regulations for Issuers at a price not greater than 20% and not less than 20% of the reference price of the stock on the day before any such operation. Such parameters are considered adequate to identify the range of value within which any acquisition is in the interest of the company.

The Shareholders will also be asked to authorise, as per Art: 2357 *ter* of the Civil Code, the Board of Directors, within the terms of the law and norms that may be introduced from time to time, and the regulations issued by Borsa Italiana and in conformity with relevant European norms, to:

a) transfer company shares acquired on the basis of the present authorisation, or already held in the portfolio, to employees of the company, its subsidiaries or holding, for the exercise of options to buy such shares held by the said employees at the prices, on the terms and in the manner foreseen by the conditions of each of the Stock Option Plans for 2003/2005, 2006/2008 and 2009/2011. The present authorisation applies to the period of validity established by the stock option plans;
b) transfer company shares acquired on the basis of the present authorisation, or already held in the portfolio, in the following alternative procedures:

i) in cash; in such cases, sales will be effected on the listing stock exchange and/or off market, at a price of not less than 90% of the reference price of the stock on the day before any such operation;

ii) by trading, exchange, contribution or other operations, in the context of industrial plans or extraordinary financial operations. In such cases, the economic terms of the transfer, including the evaluation of the shares that are involved in the exchange, will be determined with the assistance of independent adjudicators, given the nature and the characteristics of the deal, also taking account of the market performance of Mediaset shares.

GRUPPO MEDIASET
MEDIASET

The authorisation as at b) above is agreed for a period of not more than 18 months from the date of the resolution.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the Single Finance Bill, that the accounting information contained in this press release corresponds to that contained in the company's books.

Cologno Monzese, 17 March 2009

Department of Communications and Media Relations
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

GRUPPO MEDIASET MEDIASET

Highlights from the consolidated income statement (*)

in €m

	2008	2007
Consolidated net revenues	**4,251.8**	**4,082.1**
Labour costs	519.1	462.1
of which non-recurring income	-	*(23.0)*
Procurement, services and other costs	1,588.1	1,454.0
Operating costs	**2,107.2**	**1,916.1**
Gross operating profit	**2,144.7**	**2,166.0**
Amortisation of rights	984.5	880.6
Other amortisation and depreciations	175.6	136.4
Total amortisation and depreciations	**1,160.1**	**1,017.0**
Operating profit	**984.6**	**1,149.0**
(Losses)/gains from equity disposals	-	-
EBIT	**984.6**	**1,149.0**
Financial income /(charges)	(82.5)	(50.9)
Income/(charges) from investments	(209.1)	(2.7)
Profit before taxation	**693.0**	**1,095.5**
Income taxes	(127.6)	(414.3)
Net profit from operations	**565.4**	**681.2**
(Net profit from discontinued activities)	-	-
(Minority interest (profit)/loss	(106.3)	(174.4)
Profit for the Mediaset Group	**459.0**	**506.8**

Highlights from the consolidated balance sheet (*)

in €m

	31/12/2008	31/12/2007
Television rights	2,396.1	2,351.5
Goodwill and consolidation differences	513.2	394.5
Other tangible/intangible assets	1,052.1	1,070.8
Financial assets	361.6	533.1
Net working capital & other assets/liabilities	(92.1)	(202.2)
Severance indemnity reserve	(103.4)	(102.2)
Net invested capital	**4,127.5**	**4,045.5**
Net Group assets	2,482.4	2,543.9
Shareholders' equity and minority interest	273.4	292.9
Net assets	**2,755.8**	**2,836.8**
Net financial position	**(1,371.7)**	**(1,208.8)**

(*)Highlights from the reclassified accounts

12g3-2(b)

MEDIASET



2008 Full year results presentation

March, 18th 2009

MEDIASET



Fedele Confalonieri

Chairman

MEDIASET GROUP | Consolidated Results

(Euro ml.)	2007	2008
Net Consolidated Revenues	4,082.1	4,251.8
Operating Profit	1,149.0	984.6
Net Profit	506.8	459.0
Dividend per Share (Euro)	0.43	0.38
Group Net Financial Position (31/12)	(1,208.8)	(1,371.7)

MEDIASET ITALIAN BUSINESS | P&L Results

(Euro ml.)	2007	2008
Net Consolidated Revenues	3,002.1	3,271.0
Operating Profit	663.8	597.7
Net Profit	330.8	378.1

TELECINCO | P&L Results

(Euro ml.)	2007	2008
Net Consolidated Revenues	1,081.6	981.9
Operating Profit	485.3	386.9
Net Profit	353.1	211.3

MEDIASET



Pier Silvio Berlusconi

Executive Vice Chairman

MEDIASET GROUP


Full Integrated TV Company
offerta pay
MEDIASET PREMIUM
contenuti nazionali
taodue
MEDUSA
core business
TELECINCO
endemol
contenuti internazionali
PREMIUM GALLERY
PREMIUM EXTRA
PREMIUM FANTASY
PREMIUM CALCIO
DVB-H
ip.tv

MEDIASET GROUP

- FTA TV
- CONTENT
- PAY TV


core business
PREMIUM
PREMIUM
GALLERY
PREMIUM
EXTRA
DVB
ip.tv
TELECINCO

AUDIENCE SHARE | 2006-2009 Evolution
4-64 yrs


MEDIASET
MEDIASET
MEDIASET
MEDIASET
42.9
43.4
42.2
43.0
Rai
Rai
Rai
Rai
38.7
36.3
35.9
34.1
2006
2007
2008
2009*

Source: Auditel, 24 Hours, (% audience share)
* Spring 2009 (up to 14th of March)

TOTAL AUDIENCE | 24 Hours Trend

Individuals

Million of viewers


+6.5%
10,1
10,8
Jan - Feb
2008
Jan – Feb
2009

15/64 years

Million of viewers


+6.7%
6,3
6,7
Jan – Feb
2008
Jan – Feb
2009

Source: Auditel, average viewers, 24 Hours

AUDIENCE 2008 | Channel ranking (24 hours)

4-14 yrs	
Italia 1	25.2
Canale 5	16.6
Rai Uno	11.3
Rai Due	8.1
Rai Tre	4.9
Rete 4	3.8
La7	1.3
MEDIASET	**45.6**
RAI	**24.3**

15-24 yrs	
Canale 5	24.6
Italia 1	22.3
Rai Uno	12.5
Rai Due	8.2
Rete 4	5.2
Rai Tre	5.0
La7	1.5
MEDIASET	**52.1**
RAI	**25.7**

25-34 yrs	
Canale 5	24.5
Italia 1	15.1
Rai Uno	14.1
Rai Due	9.4
Rai Tre	6.5
Rete 4	6.0
La7	2.2
MEDIASET	**45.6**
RAI	**30.0**

35-44 yrs	
Canale 5	22.9
Rai Uno	15.4
Italia 1	14.5
Rai Due	10.6
Rai Tre	7.1
Rete 4	6.5
La7	2.8
MEDIASET	**43.9**
RAI	**33.1**

45-54 yrs	
Canale 5	21.2
Rai Uno	18.9
Rai Due	11.9
Italia 1	10.8
Rai Tre	9.0
Rete 4	7.9
La7	3.5
MEDIASET	**39.9**
RAI	**39.8**

55-64 yrs	
Rai Uno	24.5
Canale 5	18.9
Rai Due	11.9
Rai Tre	11.4
Rete 4	9.3
Italia 1	6.9
La7	4.3
RAI	**47.8**
MEDIASET	**35.1**

65+ yrs	
Rai Uno	31.7
Canale 5	18.0
Rai Tre	11.5
Rete 4	11.2
Rai Due	10.7
Italia 1	4.1
La7	3.4
RAI	**53.9**
MEDIASET	**33.3**

Source: Auditel, 24 Hours, (% audience share)

AUDIENCE 2009 | Channel ranking (24 hours)
Spring 2009*, 4-64 yrs


23.5
16.9
12.7
9.6
7.6
6.8
2.6
0.6
0.6
0.5
0.4
0.4
0.3
0.3
0.3
0.3
0.2
0.2
0.2
0.2
Canale 5
Rai Uno
Italia 1
Rai Due
Rai Tre
Rete 4
La7
Boing/+1
Sky Sport 1
Sky Show
Fox Crime
Disney Channel
Sky Cinema 1
Sky Calcio 1
Fox
Fox Life
Playhouse Disney
Rai 4
Nickelodeon
Fox Crime +1

Source: Auditel, 24 Hours, (% audience share)
* Spring 2009 (up to 14th of March)

AUDIENCE 2009 | Channel ranking (24 hours)
Spring 2009*, 4-64 yrs



0.63
0.62
0.46
0.41
0.41
0.31
0.28
0.2
0.27
0.24
0.24
0.23
0.23
0.22
0.21
0.20
0.20
0.19
0.19
0.19
Boing/+1
Sky Sport 1
Sky Show
Fox Crime
Disney Channel
Sky Cinema 1
Sky Calcio 1
Fox
Fox Life
Playhouse Disney
Rai 4
Nickelodeon
Fox Crime +1
Boomerang
Sky TG24
Sky Cinema Family
Sky Sport 24
Sky Cinema +1
Rai Gulp
Sky Vivo

Source: Auditel, 24 Hours, (% audience share)
* Spring 2009 (up to 14th of March)

SWITCH OFF IMPACT ON AUDIENCE | "All Digital" Areas (Sardinia)
Spring 2009*, Individuals

	Spring 2009*	Δ vs. 2008*
Generalist channels (RAI + MS)	75.3%	-2.5%
Multichannel (RAI + MS)	4.8%	+3.3%
Total (RAI+MS)	**80.1%**	**+0.8%**

Source: Auditel, 24 Hours, (% audience share)
* Spring 2009 (up to 14th of March)

FTA TV COSTS | 2001-2008 Evolution and 2009 Budget


2001-2007 CAGR
2008(*)
2009E
1.7%
2.3%
2.0%
Guidance
0.8%
3.3%
0%
0.9%
MEDIASET
Inflation
MEDIASET
Inflation
MEDIASET
Inflation

FTA TV Costs= Personnel Costs + Operating Costs + TV Rights Amortisation + Other D&A + Intra-company Items

* Excluding € 21.6 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS
Source: International Monetary Fund, Bank of Italy

MEDIASET GROUP

FTA TV

CONTENT

PAY TV


PREMIUM
contenuti nazionali
taodue
MEDUSA
core business
TELECINCO
endemol
contenuti internazionali
GALLERY
EXTRA
DVB
ip.tv

TOP 30 PROGRAMMES | Fiction and Entertainment
October 2008 - February 2009, 4-64 yrs

#	Producer	Genre	Channel	Programme	Average Viewers #
1	**Mediaset/ Independent**	Entertainment	Canale 5	Arcizelig	6'563'843
2	**Independent**	Fiction	Canale 5	I Cesaroni	6'034'294
3	**Mediaset**	Entertainment	Canale 5	Super Paperissima Errori...	5'707'833
4	**Mediaset/ Independent**	Entertainment	Canale 5	Zelig	5'665'319
5	**Mediaset**	Entertainment	Canale 5	Striscia La Notizia	5'592'152
6	**Endemol**	Fiction	Rai Uno	Il Commissario Montalbano	5'527'524
7	**Mediaset**	Entertainment	Canale 5	Scherzi A Parte	5'415'527
8	**Mediaset**	Entertainment	Canale 5	Paperissima Errori In Tv	5'381'091
9	**Endemol**	Entertainment	Canale 5	Grande Fratello	5'377'786
10	**Mediaset**	Entertainment	Canale 5	Paperissima Sprint	4'572'601
11	**Mediaset/ Independent**	Entertainment	Canale 5	Amici Di Maria De Filippi	4'310'682
12	**Mediaset/ Independent**	Entertainment	Canale 5	Zelig Svisti E Mai Visti	4'243'218
13	**Mediaset/ Independent**	Entertainment	Canale 5	C'e' Posta Per Te	4'188'911
14	**Independent**	Fiction	Canale 5	Anna E I Cinque	4'069'808
15	**Endemol**	Entertainment	Rai Uno	I Migliori Anni	4'031'390
16	**Independent**	Entertainment	Rai Due	L'isola Dei Famosi 6	4'009'313
17	**Independent**	Entertainment	Rai Uno	L'anno Che Verra'	4'006'217
18	**Independent**	Fiction	Rai Uno	Tutti Pazzi Per Amore	3'918'988
19	**Taodue**	Fiction	Canale 5	Ris 5 Delitti Imperfetti	3'816'825
20	**Taodue**	Fiction	Canale 5	Distretto Di Polizia 8	3'717'005
21	**Endemol**	Fiction	Canale 5	Amiche Mie	3'705'656
22	**Endemol**	Fiction	Rai Uno	Provaci Ancora Prof 3	3'556'150
23	**Independent**	Entertainment	Rai Uno	Ballando Con Le Stelle	3'524'419
24	**Independent**	Fiction	Rai Uno	Il Commissario Manara	3'497'266
25	**Endemol**	Entertainment	Rai Uno	Affari Tuoi	3'373'701
26	**Taodue**	Fiction	Canale 5	Il Capo Dei Capi	3'348'577
27	**Mediaset/ Independent**	Entertainment	Canale 5	La Corrida	3'342'219
28	**Endemol**	Entertainment	Rai Uno	Affari Tuoi-telethon	3'318'725
29	**Endemol**	Entertainment	Rai Uno	Tutti Pazzi Per La Tele	3'191'166
30	**Mediaset/ Independent**	Entertainment	Canale 5	Supershow Speciale	3'159'764

TOP 30 PROGRAMMES | Fiction and Entertainment
October 2008 - February 2009, 4-64 yrs

#	Producer	Genre	Channel	Programme	Average Viewers #
1	**Mediaset/ Independent**	Entertainment	Canale 5	Arcizelig	6'563'843
2	Independent	Fiction	Canale 5	I Cesaroni	6'034'294
3	**Mediaset**	Entertainment	Canale 5	Super Paperissima Errori...	5'707'833
4	**Mediaset/ Independent**	Entertainment	Canale 5	Zelig	5'665'319
5	**Mediaset**	Entertainment	Canale 5	Striscia La Notizia	5'592'152
6	**Endemol**	Fiction	Rai Uno	Il Commissario Montalbano	5'527'524
7	**Mediaset**	Entertainment	Canale 5	Scherzi A Parte	5'415'527
8	**Mediaset**	Entertainment	Canale 5	Paperissima Errori In Tv	5'381'091
9	**Endemol**	Entertainment	Canale 5	Grande Fratello	5'377'786
10	**Mediaset**	Entertainment	Canale 5	Paperissima Sprint	4'572'601
11	**Mediaset/ Independent**	Entertainment	Canale 5	Amici Di Maria De Filippi	4'310'682
12	**Mediaset/ Independent**	Entertainment	Canale 5	Zelig Svisti E Mai Visti	4'243'218
13	**Mediaset/ Independent**	Entertainment	Canale 5	C'e' Posta Per Te	4'188'911
14	Independent	Fiction	Canale 5	Anna E I Cinque	4'069'808
15	**Endemol**	Entertainment	Rai Uno	I Migliori Anni	4'031'390
16	Independent	Entertainment	Rai Due	L'isola Dei Famosi 6	4'009'313
17	Independent	Entertainment	Rai Uno	L'anno Che Verra'	4'006'217
18	Independent	Fiction	Rai Uno	Tutti Pazzi Per Amore	3'918'988
19	**Taodue**	Fiction	Canale 5	Ris 5 Delitti Imperfetti	3'816'825
20	**Taodue**	Fiction	Canale 5	Distretto Di Polizia 8	3'717'005
21	**Endemol**	Fiction	Canale 5	Amiche Mie	3'705'656
22	**Endemol**	Fiction	Rai Uno	Provaci Ancora Prof 3	3'556'150
23	Independent	Entertainment	Rai Uno	Ballando Con Le Stelle	3'524'419
24	Independent	Fiction	Rai Uno	Il Commissario Manara	3'497'266
25	**Endemol**	Entertainment	Rai Uno	Affari Tuoi	3'373'701
26	**Taodue**	Fiction	Canale 5	Il Capo Dei Capi	3'348'577
27	**Mediaset/ Independent**	Entertainment	Canale 5	La Corrida	3'342'219
28	**Endemol**	Entertainment	Rai Uno	Affari Tuoi-telethon	3'318'725
29	**Endemol**	Entertainment	Rai Uno	Tutti Pazzi Per La Tele	3'191'166
30	**Mediaset/ Independent**	Entertainment	Canale 5	Supershow Speciale	3'159'764

TOP 30 PROGRAMMES | Fiction and Entertainment
October 2008 - February 2009, 4-64 yrs

#	Producer	Genre	Channel	Programme	Average Viewers #
1	**Mediaset/ Independent**	Entertainment	Canale 5	Arcizelig	6'563'843
2	Independent	Fiction	Canale 5	I Cesaroni	6'034'294
3	**Mediaset**	Entertainment	Canale 5	Super Paperissima Errori...	5'707'833
4	**Mediaset/ Independent**	Entertainment	Canale 5	Zelig	5'665'319
5	**Mediaset**	Entertainment	Canale 5	Striscia La Notizia	5'592'152
6	**Endemol**	Fiction	Rai Uno	Il Commissario Montalbano	5'527'524
7	**Mediaset**	Entertainment	Canale 5	Scherzi A Parte	5'415'527
8	**Mediaset**	Entertainment	Canale 5	Paperissima Errori In Tv	5'381'091
9	**Endemol**	Entertainment	Canale 5	Grande Fratello	5'377'786
10	**Mediaset**	Entertainment	Canale 5	Paperissima Sprint	4'572'601
11	**Mediaset/ Independent**	Entertainment	Canale 5	Amici Di Maria De Filippi	4'310'682
12	**Mediaset/ Independent**	Entertainment	Canale 5	Zelig Svisti E Mai Visti	4'243'218
13	**Mediaset/ Independent**	Entertainment	Canale 5	C'e' Posta Per Te	4'188'911
14	Independent	Fiction	Canale 5	Anna E I Cinque	4'069'808
15	**Endemol**	Entertainment	Rai Uno	I Migliori Anni	4'031'390
16	Independent	Entertainment	Rai Due	L'isola Dei Famosi 6	4'009'313
17	Independent	Entertainment	Rai Uno	L'anno Che Verra'	4'006'217
18	Independent	Fiction	Rai Uno	Tutti Pazzi Per Amore	3'918'988
19	**Taodue**	Fiction	Canale 5	Ris 5 Delitti Imperfetti	3'816'825
20	**Taodue**	Fiction	Canale 5	Distretto Di Polizia 8	3'717'005
21	**Endemol**	Fiction	Canale 5	Amiche Mie	3'705'656
22	**Endemol**	Fiction	Rai Uno		3'556'150
23	Independent	Entertainment	Rai Uno	Ballando Con Le Stelle	3'524'419
24	Independent	Fiction	Rai Uno	Il Commissario Manara	3'497'266
25	**Endemol**	Entertainment	Rai Uno	Affari Tuoi	3'373'701
26	**Taodue**	Fiction	Canale 5	Il Capo Dei Capi	3'348'577
27	**Mediaset/ Independent**	Entertainment	Canale 5	La Corrida	3'342'219
28	**Endemol**	Entertainment	Rai Uno	Affari Tuoi-telethon	3'318'725
29	**Endemol**	Entertainment	Rai Uno	Tutti Pazzi Per La Tele	3'191'166
30	**Mediaset/ Independent**	Entertainment	Canale 5	Supershow Speciale	3'159'764

ENDEMOL | Strategic guidelines for the next three years

- Further development of the creativity of non-scripted formats
- Focus on operating efficiency in the 7 main markets
- Expansion of the network in emerging markets (Asia, Latin America, Australia, Middle East)
- M&A Opportunities

MEDIASET GROUP

FTA TV

CONTENT

PAY TV


offerta pay
MEDIASET PREMIUM
contenuti nazionali
taodue
MEDUSA
core business
TELECINCO
endemol
contenuti internazionali
PREMIUM GALLERY
PREMIUM EXTRA
PREMIUM FANTASY
PREMIUM CALCIO
DVB-H
ip.tv

DTT | Digital Platform Penetration
Evolution by platform


Total 54%
(13 million of "digital families")
27% DTT
24% DTH
2% IPTV
2003
2004
2005
2006
2007
2008

Source: Informa, October 2008

MEDIASET PREMIUM | Customer base growth


2,911,000
Season 2008-09
2,067,000
Season 2007-08
+40.8% Net Addition
+79.5% Gross Addition
July
31 December

Source: Company data

MEDIASET PREMIUM | Customer base growth


3,225,000
2,911,000
Season 2008-09
2,452,000
2,067,000
Season 2007-08
July
31 December
15 March

Source: Company data, until 15 March 2009

Mediaset Premium | Commercial offer development

From 2005 until Jan 2008

MEDIASET PREMIUM

Only football

Today

PREMIUM FANTASY

New offer features:

- ARPU Step-up (+33%, from 60€ to 80€)
- Improved CRM (over 50% of clients is now profiled)
- Multi-platform strategy (i.e. Alice IPTV Commercial agreement)

Over 400 ml Euro Revenues in 2008

PREMIUM EXTRA

PREMIUM CALCIO

PREMIUM GALLERY

2001 - 2008 | Mediaset Italian Business Revenue evolution

2001	2007	2008
Total Revenues: 2,351.1 ml Euro	Total Revenues: 3,002.1 ml Euro	Total Revenues: 3,271.0 ml Euro


Other Revenues
4.9%
+ 27.7%
Other Revenues
18.0%
Advertising Revenues
82.0%
+ 9.0%
804.6 ml Euro
Other Revenues
24.6%
Advertising Revenues

MEDIASET GROUP | Consolidated P&L
Euro ml.

	2008
NET REVENUES	4,251.8
EBITDA	2,144.7
NET PROFIT	459.0

MEDIASET ITALIAN BUSINESS | P&L Results
Euro ml.

	2007	2008	%
NET REVENUES	**3,002.1**	**3,271.0**	*+9.0%*
EBITDA	**1,487.3**	**1,569.0**	*+5.5%*
NET PROFIT	**330.8**	**378.1**	*+14.3%*



Giuliano Adreani

CEO

Consumption trend
Goods + Services - Volumes vs. previous year


2008
Q1
Q2
Q3
Q4
Jan 2009
-1.4%
-3.7%
-1.4%
-2.8%
-4.6%

Source: Confcommercio

MEDIASET | 2008 Advertising revenues


2,937.6 (+0.4%)
(including Digitalia 08)
(Euro ml.)
2,880.6
2,881.1
2007
2008

2008 Italian advertising spending trend
Var % 2008 vs. 2007

	2008 vs. 2007
Mediaset	**+0.1%**
Total Market without Mediaset	**-4.3%**
RAI	-3.6%
Press	-7.1%


3Q2008
+1.5%
RAI
Press
Mediaset
-1.8%
-9.1%


4Q2008
Mediaset
RAI
Press
-4.4%
-14.8%
-13.5%

Source: Nielsen

Sector analysis | Grocery
Var 2008 vs. 2007

	FY2008	1H2008	2H2008
TV	-4.7%	-2.5%	-7.4%
Press*	-7.7%	-2.7%	-13.0%

Source: Nielsen
* Press: commercial national newspaper

Sector analysis | Finance
Var 2008 vs. 2007

	FY2008	1H2008	2H2008
TV	-1.2%	-12.6%	+18.5%
Press*	-14.3%	-9.1%	-20.4%

Source: Nielsen
* Press: commercial national newspaper

Sector analysis | Telecom
Var 2008 vs. 2007


+6.7%
Mediaset
RAI
-4.5%
Press*
-14.0%

Source: Nielsen
* Press: commercial national newspaper

Sector analysis | Automotive
Var 2008 vs. 2007


+3.9%
Mediaset
RAI
-3.8%
Press*
-15.7%

Source: Nielsen
* Press: commercial national newspaper

Sector analysis | Retail
Var 2008 vs. 2007


+24.5%
RAI
Press*
Mediaset
-8,0%
-14.8%

Source: Nielsen
* Press: commercial national newspaper

MEDIASET 2008 | Customer Base

Active clients	1,133
New clients	298
Revenues from new clients	103.9 Euro ml.

First hints on 2009

First Hints on 2009

	Jan 2009 vs. Jan 2008
Mediaset	**-12.0%**
Total Market without Mediaset	**-22.5%**
Rai	-25.7%
Newspapers*	-32.1%
Magazines	-27.2%
Radio	-30.9%
Billboard	-21.9%
Cinema	-34.2%
Internet	+1.7%

Source: Nielsen (January)
* Commercial National Newspaper

MEDIASET



Marco Giordani

CFO

MEDIASET GROUP | P&L Consolidated Results

(Euro ml.)	2007	2008
Net Consolidated Revenues	4,082.1	4,251.8
EBITDA	2,166.0	2,144.7
EBIT	1,149.0	984.6
NET PROFIT (Reported)	506.8	459.0
NET PROFIT (Adjusted)	*514.4*	*465.7*

Net profit adjusted in 2007 for the impact of the amortization of intangibles related to the PPA of Endemol; in 2008 for the net impact of Impairment Test, amortization of intangibles related to the PPA of Endemol and the impact of the fiscal assets realignment (2008 Italian Budget Law)

MEDIASET

2008 RESULTS | Italian Business

MEDIASET ITALIAN BUSINESS | P&L Results

(Euro ml.)	2007	2008	% Var
Net Consolidated Revenues	**3,002.1**	**3,271.0**	**+9.0%**
Personnel Costs	(377.6)*	(429.2)	
Other Operating Costs	(1,137.2)	(1,272.9)	
EBITDA	**1,487.3**	**1,569.0**	**+5.5%**
Rights Amortisation	(692.5)	(803.7)	
Other Amortisation & Depreciation	(131.0)	(167.6)	
Operating Profit	**663.8**	**597.7**	**(10.0%)**
Financial Income (Losses)	(56.2)	(79.1)	
Associates	0.4	(33.3)	
Pre-Tax Profit	**608.0**	**485.3**	
Taxes	(276.9)	(104.5)	
Tax rate	*45.5%*	*21.5%*	
NET PROFIT	**330.8**	**378.1**	**+14.3%**

* Including € 23.0 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS | Operations Breakdown

(Euro ml.)	Total Net Revenues	Total Costs (including D&A)	Operating Profit
FTA TV	2,534.2	(1,868.1)	666.1
Network Operator	190.8	(180.1)	10.8
Pay TV	403.7	(464.6)	(60.9)
Other Activities	423.7	(406.9)	16.7
Intra-company Eliminations	*(111.1)*	*111.1*	*-*
Adjustments	*(170.3)*	*135.3*	*(35.0)*
TOTAL	3,271.0	2,673.2	597.7

MEDIASET ITALIAN BUSINESS | FTA TV

(Euro ml.)	2007	2008
Total Net TV Revenues	**2,535.5**	**2,534.2**
TV Advertising Revenues	2,880.6	2,881.1
Multichannel Adv. Revenues	6.0	9.1
Commissions	(429.2)	(428.7)
Other TV Revenues	78.0	72.6
Total TV Costs	**(1,831.3)**	**(1,868.1)**
Personnel	(317.6)*	(350.8)
TV Operating Costs	(796.6)	(787.8)
TV Rights Amortisations	(575.6)	(588.8)
Other D&A	(60.0)	(77.5)
Net Intra-company Items	*(81.4)*	*(63.2)*
FTA TV Operating Profit	**704.2**	**666.1**
margin	*27.8%*	*26.3%*

* Including € 21.6 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS | Network Operator

(Euro ml.)	2007	2008
Total Net Revenues	**187.3**	**190.8**
3° Party Revenues	63.5	74.4
Other Revenues	5.4	5.3
Net intra-company Items	*118.4*	*111.1*
Total Costs	**(180.0)**	**(180.1)**
Personnel	(32.7) *	(34.8)
Other Operating Costs	(86.8)	(94.2)
Other Amortisation & Depreciation	(60.5)	(51.1)
Network Operator Operating Profit	**7.3**	**10.8**
margin	*10.5%*	*13.5%*

* Including € 1.1 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS | Pay TV

(Euro ml.)	2007	2008
Total Net PPV Revenues	**225.9**	**403.7**
PPV Revenues	124.6	199.1
Advertising Revenues	8.1	13.1
Other Revenues	94.3	192.9
Commissions	(1.1)	(1.5)
Total PPV Costs	**(265.3)**	**(464.6)**
Personnel	(3.2)*	(8.8)
Other Operating Costs	(123.2)	(196.7)
Rights Amortisations and Other *D&A*	(107.9)	(217.4)
Net intra-company items	*(31.1)*	*(41.7)*
PPV Operating Profit	**(39.5)**	**(60.9)**

* Including € 0.1 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS | Other Activities

(Euro ml.)	2007	2008
Total Net Revenues	**210.9**	**423.7**
Medusa/Taodue 3° Party revenues	82.7	159.2
Medusa/Taodue intra-company revenues	*39.1*	*169.8*
Multimedia	20.3	21.0
Mediashopping	31.5	32.1
Other Non-TV Revenues	37.4	41.6
Total Costs	**(217.9)**	**(406.9)**
Personnel	(23.9)	(34.8)
Other Operating Cost	(132.1)*	(239.1)
Right Amortisations	(47.9)	(96.1)
Other Amortisations & Depreciations	(8.2)	(30.6)
Intra-company Items	*(5.9)*	*(6.2)*
Other Activities Operating Profit	**(7.0)**	**16.7**

* Including € 0.3 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS | Investments

(Euro ml.) **2007** **2008**


TV rights and cinema
617.3*
598.9 **
PPV rights
48.6
217.9
DTT
34.5
30.8
Technical & immaterial
67.5
78.2
Option rights
0
1.0

2007		2008
768.0	**Total Investments**	**926.8**

* Including € 54.5 ml. Medusa TV Rights investment
** Including € 86.9 ml. Medusa TV Rights investment

MEDIASET ITALIAN BUSINESS | Cash Flow Statement

(Euro ml.)	2007	2008	%Var
Net Financial Position (01/01)	**(964.4)**	**(1,222.0)**	
Free Cash Flow from Core Activities	**300.3**	**357.2**	**+18.9%**
- Cash Flow from Operations	1,161.1	1,356.4	
- Investments	(768.0)	(926.8)	
- Disinvestments	4.1	3.4	
- Change in Net Working Capital (CNWC)	(96.9)	(75,8)	
Equity (Investments)/Disinvest.	(64.4)	(16.7)	
Free Cash Flow	**235.9**	**340.5**	**+44.3%**
Cashed-in Dividends from Tele5/Others	160.9	164.0	
Dividends	(488.8)	(488.7)	
Change in equity (incl. Buyback Program)	(2.8)	-	
Change in consolidation area	(162.8)	(139.7)	
Total Net Cash Flow	**(257.6)**	**(123.8)**	
Net Financial Position (31/12)	**(1,222.0)**	**(1,345.8)**	
GROUP Net Financial Position (31/12)	**(1,208.8)**	**(1,371.7)**	

MEDIASET GROUP | Dividend policy

	2003	2004	2005	2006	2007	2008
Net Profit (Euro ml.)	369.7	549.6	603.4	505.5	506.8	459.0
Earnings per Share (Euro)	0.31	0.47	0.53	0.44	0.45	0.40
Recurring FCF (Euro ml.)	282.9	466.9	478.6	517.6	471.8	416.5
Dividends (Euro ml.)	271.3	448.8	489.3	488.8	489.5	431.8 *
Dividend per Share (Euro)	0.23	0.38	0.43	0.43	0.43	0.38 *
Dividend/Recurring FCF	96%	96%	102%	94%	104%	104%
Pay-out Ratio	73%	82%	81%	97%	97%	94%

* To be approved by AGM, 21st/22nd April 2009; treasury shares are not eligible to receive dividends

MEDIASET | Maintain a sound financial structure

2008

- **Group Net Financial Position: -1,371.7**
- **Bank debt** is financed through:
  - ~*84%* Committed credit facilities
  - ~*16%* Uncommitted credit facilities
- **Consolidated 08Net Debt/08EBITDA = 0.64x**
- **Preserved dividend distribution**

2009

- **Focus on FCF conversion**
  - Cost efficiency
  - Working capital control
  - Counterparty risk management

MEDIASET

MEDIASET GROUP | Back up Slides

MEDIASET ITALIAN BUSINESS | Balance Sheet

(Euro ml.)	2007	2008
Television Rights	2,205.0	2,266.6
Goodwill and consolidation differences	41.0	150.0
Other tangible and intangible assets	970.6	931.8
Financial assets	719.6	746.5
Net working capital & other assets/liabilities	(234.7)	(168.5)
Net Invested Capital	**3,701.5**	**3,926.4**
Group shareholders' equity	2,478.1	2,527.2
Minority interests	1.4	53.4
Net assets	**2,479.5**	**2,580.6**
Net financial position	**(1,222.0)**	**(1,345.8)**

MEDIASET GROUP | Consolidated Cash Flow

(Euro ml.)	2007	2008
Net Financial Position (01/01)	**(568.3)**	**(1,208.8)**
Free Cash Flow	**666.7**	**672.2**
- Cash Flow from Operations	1,730.7	1,865.0
- Investments	(953.2)	(1,122.6)
- Disinvestments	10.5	4.5
- Change in Net Working Capital (CNWC)	(121.3)	(74.7)
Treasury Shares	(33.4)	(1.3)
Equity (Investments)/Disinvest.	(468.9)	(53.6)
Dividends (paid and received)	(640.9)	(640.7)
Change in consolidation area	(164.0)	(139.5)
Total Net Cash Flow	**(640.5)**	**(162.9)**
Net Financial Position (31/12)	**(1,208.8)**	**(1,371.7)**

MEDIASET GROUP | Consolidated Balance Sheet

(Euro ml.)	2007	2008
Television Rights	2,351.5	2,396,1
Goodwill and consolidation differences	394.5	513.2
Other tangible and intangible assets	1,070.8	1,052.1
Financial assets	533.1	361.6
Net working capital & other assets/liabilities	(304.4)	(195.5)
Net Invested Capital	**4,045.5**	**4,127.5**
Group shareholders' equity	2,543.9	2,482.4
Minority interests	292.9	273.4
Net assets	**2,836.7**	**2,755.8**
Net financial position	**(1,208.8)**	**(1,371.7)**

MEDIASET | Dividend and FCF


(Euro ml.)
370,5
216,2
255
283,2
123,9
247,8
219,8
247,4
282,9
271,3
466,9
448,8
478,6
489,3
517,6
488,8
471,8
488,8
416,5
431,8
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Dividend
FCF (*)

(*) FCF excluding participation investment and "one-off cash event"
2006/2008 including T5 dividend

TELECINCO

MEDIASET SPANISH BUSINESS | Back up Slides

TELECINCO | P&L Results

(Euro ml.)	2007	2008
Net Consolidated Revenues	**1081.6**	**981.9**
Personnel Costs	(84.9)	(89.2)
Other Operating Costs	(318.1)	(317.0)
EBITDA	**678.7**	**575.7**
Amortisation & Depreciation	(193.5)	(188.7)
EBIT	**485.3**	**386.9**
Financial Income (Losses)	5.3	(3.4)
Associates	(3.1)	(175.9)
Pre-Tax Profit	**487.4**	**207.6**
Taxes	(137.4)	(23.1)
NET PROFIT Reported	**353.1**	**211.3**
NET PROFIT Adjusted*	***362.1***	***282.6***

* Excluding the net impact of the Impairment Test and amortization of the intangibles related to the PPA of Endemol

TELECINCO | Investments

(Euro ml.)	2007	2008


TV rights
148.3
148.1
Co-production & Distribution
25.5
38.7
Tangible & Intangible Fixed Assets
11.5
9.0

2007		2008
185.3	**Total Investments**	195.8

TELECINCO | Cash Flow Statement

(Euro ml.)	2007	2008
Net Financial Position (01/01)	**396.1**	**13.2**
Free Cash Flow	**366.8**	**315.1**
- Cash Flow from Operations	566.7	508.6
- Investments/Disinvestment	(185.3)	(195.8)
- Change in Net Working Capital (CNWC)	(14.6)	2.3
Change in Equity	27.7	(1.3)
Equity (Investments)/Disinvest.	(464.5)	(36.8)
Cashed in Dividends	1.2	1.6
Dividends	(314.3)	(317.6)
Total Net Cash Flow	**(383.0)**	**(39.0)**
Net Financial Position (31/12)	**13.1**	**(25.8)**

MEDIASET

Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email:
WebSite: www.mediaset.it/investor/

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the "Testo Unico della Finanza", that the accounting information contained in this document corresponds to that contained in the company's books.

Mediaset S.p.A.
www.mediaset.it
Registered office in via Paleocapa 3, 20121 Milan (MI)
Share Capital Euro 614,238,333.28
Entered in the Milan Companies Register
Fiscal Code and VAT number 09032310154

Notice of convocation of the General Shareholders' Meeting of Mediaset S.p.A. ISIN IT0001063210

The Shareholders of Mediaset S.p.A. (ticker MS) who hold ordinary shares (ISIN IT0001063210 – Sedol 5077946) or American Depositary Receipts (CUSIP 584469407) are called to an Ordinary General Meeting, in Cologno Monzese (Milan), Via Cinelandia 5, on Tuesday April 21, 2009, 10.00 am, at first call, and on Wednesday April 22 2009, same time and place, at second call, to vote on the following items on the

Agenda

A. Financial statements at December 31, 2008

1. Approval of the Financial Statements at December 31, 2008 and the Board of Directors' Management Report; Presentation of the Reports of the Independent Auditors and Supervisory Board to the General Meeting Presentation of the Consolidated Financial Statements at December 31, 2008; Reports of the Board of Directors and Independent Auditors
2. Approval of the allocation of operating profit; pertinent resolutions

B. Appointment of the Board of Directors after establishing the number of members and their term of office; compensation

3. Definition of the number of members of the Board of Directors
4. Definition of their term of office
5. Definition of the Directors' compensation
6. Appointment of the Board Directors

12g3-2(b)

C. Proposal to establish a Compensation Plan pursuant to article 114 bis of the Financial Consolidation act

7. Proposal to establish a "Stock Option" plan; pertinent resolutions

D. Authorisation for the Board of Directors to buy and sell the Company's own shares

8. Authorisation for the Board of Directors to buy and sell the Company's own shares, also for the purposes of "Stock Option" plans; pertinent resolutions.

In consideration of the company's ownership situation, it is expected that the General Meeting will meet and vote on resolutions on April 22, 2009.

Shareholders are eligible to attend the general meeting if they provide the Company with the statement issued by a registered intermediary pursuant to article 2370, paragraph 2, of the Italian civil code at least two working days before each meeting.

Shareholders will be asked to vote separately only on the motions indicated by a **number** in the above agenda. All resolutions must be approved by the holders of ordinary shares in the Company and by the holders of ADRs representing ordinary shares in the Company.

Shareholders may consult all documentation regarding the items of business on this agenda at the Company's registered office, on the Company website (www.mediaset.it), and on the Italian stock market website (Borsa Italiana S.p.A., www.borsaitaliana.it). Shareholders also have the right to obtain a copy of said documents.

Specifically, the following documents will be made available to Shareholders as of April 2, 2009:

- the financial statements and consolidated financial statements at December 31, 2008, with the relative Board of Directors' Reports;

- the report of the Supervisory Board to the General Meeting;
- the reports of the independent auditors on the corporate and consolidated financial statements;
- the report of the Board of Directors to the General Meeting illustrating the items on the agenda;
- the annual report of the Board of Directors on Corporate Governance 2008;

The Bylaws of the Company are available for consultation on the corporate website (www.mediaset.it).

Pursuant to article 17 of the Company Bylaws, the Board of Directors is appointed by the General Meeting on the basis of lists containing no more than twenty one candidates, each associated with a progressive number.

Any candidate whose name appears on more than one list will be disqualified.

No member may present or vote for more than one list, even through an intermediary or trustee. Members belonging to the same group - intended as the parent company, subsidiaries and jointly controlled companies - and members who have signed a shareholders' agreement pursuant to article 122, Legislative Decree no. 58/1998, regarding the shares of the Company may not, alone or with others, present or vote for more than one list, even through an intermediary or trustee.

Lists may only be presented by shareholders with voting rights who individually or as a whole represent at least 1.5% (percentage established by Consob resolution no. 16779/2009) of the share capital comprised of shares with voting rights in the ordinary General Meeting. For the purposes of allocating the directors to elect, lists will not be considered which have not received a percentage of votes equal to at least one half of the percentage required by the bylaws or legislation as it stands at the time for the presentation of such lists.

Each list must contain and clearly identify at least two candidates who meet the independence requirements established by legislation as it stands at the time.

Lists, accompanied by the professional CVs of the candidates containing comprehensive information on the personal and professional characteristics of the candidates and certification where appropriate of fitness to qualify as independent pursuant to the law as it stands at the time, and signed by their presenting members, must be lodged with the Company's registered office (Via Paleocapa 3, Milan - weekdays 9 am - 6 pm) at least 15 (fifteen) days before the date set for the General Meeting at first call to appoint the Board of Directors, or in other words no later than April 6, 2009. The Company, and the Corporate Affairs Office on its behalf, are available as of this moment to receive lists. At the time of presenting lists, information must also be lodged with the company regarding the identity of the members presenting the list, including the total percentage of the share capital held and the certificate issued by a registered intermediary proving ownership of said shares. Shareholders who do not, even as a whole, possess a controlling stake or relative majority must also present a declaration that no agreements or links of any kind whatsoever exist with other significant members pursuant to the law and regulations in force. Declarations from individual candidates must also be lodged within the same term of 15 (fifteen) days, in which they agree to stand and declare, on their own responsibility, that there is no reason why they cannot be elected, nor any legal impediment, and that they satisfy any requirements prescribed by the law and regulations applicable to members of the Board of Directors.

Any list presented in contravention of any of the above provisions shall not be voted on.

For the purposes of the above, shareholders are invited to take note of the recommendations contained in Consob Circular no. DEM/9017893, February 26, 2009, on the "Appointment of the members of administration and control bodies".

For the purposes of presenting candidates, Shareholders are also invited to take note of the guidelines issued by the Company with regard to the

maximum number of administration and control offices held by each candidate pursuant to the Mediaset Self-Disciplinary Code and the additional requirements established therein. These guidelines are reported in the Annual Report on Corporate Governance 2008, which can be found on the company website (www.mediaset.it).

Shareholders are finally reminded that they have the right, pursuant to article 2373 of the Italian Civil Code, to attend the general meeting and exercise their voting rights by proxy; natural persons appointed to represent shareholders individually may not represent more than 200 shareholders.

To facilitate the verification of their powers of proxy, persons who intend to attend the General Meeting as the proxies of Shareholders or other assigns, may send documents proving that they have such powers to the Company's Corporate Affairs Office; said documents must nevertheless be presented for the purposes of receiving accreditation to attend the General Meeting.

The Mediaset Corporate Affairs Office is available to provide any further information required on: tel. +39 02 25149588; fax +39 02 25149590 and at email address: direzione.affarisocietari@mediaset.it. The Company's registered office (Via Paleocapa 3, Milan) is open to the public for consulting and/or lodging the aforementioned documents on weekdays from Monday to Friday, from 9 am to 6 pm.

Shareholders are invited to make their way to the meeting before the starting time to facilitate registration. The accreditation of meeting attendees will begin one hour before the start of the meeting.

A shuttle service is available from Milan Metro station Cascina Gobba (MM2) to the place of meeting and in the reverse direction after the conclusion of the General Meeting.

The Chairman

Fedele Confalonieri